Exhibit 99.5

February 2, 2011

BY ELECTRONIC MAIL AND OVERNIGHT COURIER

Mr. Steven M. Bradshaw, Chairman, Conflicts Committee
Mr. Duke R. Ligon, Member, Conflicts Committee
Mr. John A. Shapiro, Member, Conflicts Committee

c/o James C. Dyer, IV
Blueknight Energy Partners , L.P.
Two Warren Place
6120 South Yale Avenue,  Suite 500
Tulsa, Oklahoma  74136
jcd@vitol.com

Gentlemen:

In our letter dated January 19, 2011 to Mr. James C. Dyer, we expressed our disapproval and disappointment with respect to both the terms of the Global Transaction Agreement and  the process to date under which Blueknight’s management, and its control persons, have formulated and pursued the transactions forming part of the Global Transaction Agreement.  We also urged Blueknight’s management to provide Blueknight’s major investor constituents with direct access to the Conflicts Committee.  As of today, we have received no response, let alone a satisfactory one, from Blueknight’s management.

We are now extremely distressed to understand, on the basis of public statements made by MSD Capital, that the Conflicts Committee and its financial advisor had not been authorized to consider any recapitalization proposal other than that put forward by Blueknight management and its control persons.  If true, such an allegation raises serious questions regarding the proper discharge by each member of the Conflicts Committee of his obligations to the limited partners of Blueknight.

As we stated in our letter of January 19, we remain ready to discuss a possible debt/equity infusion, or another transaction, for Blueknight on significantly better economic terms than those which Blueknight’s management obtained from its controlling persons.

The Conflicts Committee would be well advised to arrange a meeting between the Conflicts Committee and the most significant Blueknight investors, at which an equitable financial restructuring of Blueknight could be discussed.  Based upon public filings, we believe that the major investors would be open to such a meeting, provided that Blueknight’s  “group rule”, which effectively prohibits combinations of 20% or more of its investors, was waived by Blueknight management.  Accordingly, we urge you to arrange for an appropriate investor meeting.

This letter has been written without prejudice to any rights or remedies Solus may have at law or in equity, all of which are expressly reserved.

Very truly yours,

/s/ Christopher Pucillo
Christopher Pucillo
President & Chief Investment Officer,
Solus Alternative Asset Management LP
Cc:     James C. Dyer, IV